Exhibit 95.1

Mine Safety Disclosures

Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) and Item 104 of Regulation S-K (17 CFR 229.104) require certain disclosures by companies required to file periodic reports under the Securities Exchange Act of 1934, as amended, that operate mines regulated under the Federal Mine Safety and Health Act of 1977, as amended by the Mine Improvement and New Emergency Response Act of 2006 (the “Mine Act”).

On September 10, 2026, Magnolia Oil & Gas Corporation (“Magnolia”), through its subsidiary Magnolia Oil & Gas Operating LLC (“Magnolia Operating”), acquired surface and sand rights on approximately 727 acres in Burleson County, Texas to construct and operate an in-field sand mine (the “Burleson Sand Mine”) to support Magnolia’s exploration and development operations. The Burleson Sand Mine is subject to regulation by the U.S. Federal Mine Safety and Health Administration (the “MSHA”). The MSHA inspects mining facilities on a regular basis and issues citations and orders when it believes a violation has occurred under the Mine Act. Operations at the Burleson Sand Mine are conducted by a third party.

The MSHA, upon determination that a violation of the Mine Act has occurred, may issue a citation or an order which generally proposes civil penalties or fines upon the mine operator. Citations and orders may be appealed with the potential of reduced or dismissed penalties.

The table below reflects citations, orders, violations and proposed assessments issued to Burleson Sand by the MSHA during the three-month period ended September 30, 2026, as well as legal actions before the Federal Mine Safety and Health Review Commission. Due to timing and other factors, the data may not agree with the mine data retrieval systems maintained by the MSHA at www.MSHA.gov.

For the three months ended September 30, 2026
Citation, Order, Violation or Action	Burleson Sand Mine 41-05369
Section 104(a) S&S citations (#)	—
Section 104(b) orders (#)	—
Section 104(d) citations and orders (#)	—
Section 110(b)(2) violations (#)	—
Section 107(a) orders (#)	—
Total dollar value of proposed assessments from MSHA ($)	$—
Mining-related fatalities (#)	—
Received notice of pattern of violations under Section 104(e) (yes/no)	No
Received notice of potential to have pattern of violations under Section 104(e) (yes/no)	No
Legal actions pending as of last day of period (#)	—